# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyft, Inc., CIK 0001759509
CUSIP: 55087P104
Title of class of securities: Class A Common Stock, par value $0.00001
Address of issuer's principal executive offices: 185 BERRY STREET, SUITE 400, 185 BERRY STREET, SUITE 400, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000861177-24-000007
Filed by CIK 0000861177

## Reporting persons
- UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 10,181,501; shared dispositive power 14,557,944; aggregate amount beneficially owned 14,557,944 (3.6% of the class)

## Item 1. Issuer
Name of issuer: Lyft, Inc.
Address of issuer's principal executive offices: 185 BERRY STREET, SUITE 400, 185 BERRY STREET, SUITE 400, SAN FRANCISCO, CALIFORNIA, 94107.

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 14,557,944
Percent of class: 3.58%
Sole power to vote or to direct the vote: 10,181,501
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 14,557,944

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Identification: UBS Asset Management (Americas) LLC.
Classification: IA

In addition to UBS Group AG, the following UBS Asset Management affiliates and subsidiaries are part of the UBS
Asset Management division included in this filing: UBS Asset
Management (Americas) LLC, UBS Asset Management (Deutschland) GmbH,
UBS Asset Management (Europe) S.A., UBS Asset Management (UK) Limited,
UBS Asset Management Switzerland AG, UBS Switzerland AG, MultiConcept
Fund Management S.A., UBS Asset Management (Australia) Ltd, UBS Asset
Mangement (Hong Kong) Ltd, UBS Asset Management (Japan) Ltd, UBS
Asset Management Trust Company, UBS Fund Management (Switzerland) AG

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
UBS AM is composed of wholly-owned subsidiaries and branches of UBS
Group AG. UBS Group AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d 5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: Andrew Johnson, Director (01/24/2025)